Exhibit (a)(3)



Oldham Institutional Tax Credits LLC
101 Arch Street
Boston, MA 02110
July 24, 1997
OFFER TO PURCHASE UNITS OF BOSTON FINANCIAL TAX CREDIT FUND VIII,
 A Limited Partnership
Dear Limited Partners of Boston Financial Tax Credit Fund VIII:
The enclosed information is very important to all Limited Partners owning Units in Boston Financial Tax Credit Fund VIII, A Limited Partnership (the "Partnership"). Limited Partners are being provided a convenient opportunity to sell their Units in the Partnership.
The Offer
Oldham Institutional Tax Credits, LLC, a Massachusetts limited liability company (the "Purchaser"), an affiliate of the General Partners, is offering to purchase up to 9,125 Units of the Partnership for a cash purchase price of $800 per Unit, net to seller subject to the terms and conditions in the attached Offer to Purchase, dated July 24, 1997 (the "Offer"). The selling Limited Partners will not be charged any commissions or transfer fees.
Subject to the proration discussion in Section 2 of the attached Offer, the Purchaser will accept any number of units tendered by a Limited Partner. The offering period is scheduled to expire at midnight, Eastern time, August 21, 1997 and payment to selling Limited Partners will be made promptly after the expiration date.
Reasons for the Purchase Offer
The Partnership generates both tax credits and passive tax losses. Since the formation of the Partnership, corporations have shown increasing interest in investing in programs benefiting from tax credits and passive tax losses. Individuals usually cannot fully use passive tax losses since current tax laws restrict the use of such losses by individuals, whereas corporate investors, in addition to utilizing such tax credits, are able to fully utilize passive tax losses. The Purchaser intends to buy these Units and then expects to sell interests in the Purchaser to corporate investors.
Sales Opportunity
The Purchaser believes that the cash purchase price of the Offer compares favorably with current average secondary market prices and the present value of the remaining tax credits. For additional discussion of the benefits of selling these Units as compared to continuing ownership, please review
Section 13 in the enclosed Offer to Purchase.
Benefits to selling Limited Partners include the opportunity to liquidate a long-term investment without incurring transfer costs and commissions, simplification and potential cost reduction of tax return preparation, convenient access to the secondary market at a competitive price and exiting an investment which investors may feel no longer meets their investment objectives. In addition, for some Limited Partners, selling these Units may permit the use of suspended passive losses against other forms of taxable income, providing additional tax benefits in the year of sale.
A Limited Partner's decision to sell his/her Unit should be based on many factors including investment objectives, ability to use the Partnership's current benefits and the willingness to wait for potential property sale proceeds for an additional twelve years or more. It is possible that the overall benefits of continuing ownership of the Units could exceed the benefits of selling now. However, it is also possible that if a Limited Partner does not sell his/her Units now he/she will not realize benefits equal to those obtainable by accepting the Offer.
Partnership Status
Partnership operations appear to have stabilized in 1996 and are generating approximately $142 per Unit (a 14.2% return) in tax credits per year. The General Partner expects that the Partnership will continue to generate annual tax credits of approximately $142 per Unit through 2003, the end of the tax credit period for a majority of the properties. To satisfy tax credit requirements, the Partnership will generally not be able to begin selling its properties and liquidating Limited Partners' interests until 2009.
Summary
A Limited Partner's decision to sell or not to sell his/her unit in the Partnership should be based on many factors including investment objectives, ability to use the Partnership's current benefits and the willingness to wait for property sale proceeds for an additional twelve years or more. In today's secondary market, the Offer presents a competitive price. However, if a Limited Partner wishes to remain in the Partnership, it is possible that the overall benefits of continuing ownership could exceed the benefits of selling now. It is also possible that current estimates will not be achieved and a remaining Limited Partner will not realize benefits equal to this Offer. THE ATTACHED INFORMATION SHOULD BE READ VERY CAREFULLY. IT PROVIDES SPECIFIC DETAILS ABOUT THE TERMS OF THE SALE AND ITS CONSEQUENCES TO YOU AND CONTAINS INSTRUCTIONS FOR COMPLETING THE SALE DOCUMENTS. YOU SHOULD CONSULT WITH YOUR ADVISORS ABOUT THE FINANCIAL, TAX, LEGAL AND INVESTMENT IMPLICATIONS TO YOU OF ACCEPTING THE OFFER. To accept the Offer, complete and sign the Letter of Transmittal and return it in the enclosed envelope. The Purchaser has engaged The Herman Group, Inc. to assist in the administration of this Offer. You may be contacted by them to discuss the enclosed documentation. In addition, please feel free to call Oldham Institutional Tax Credits LLC at 1-800-829-9213 ext. 12 if you have any questions.
Sincerely,

Oldham Institutional Tax Credits LLC